INVEST IN **ALLERPOPS**

Liberate millions from allergies by correcting the root cause of allergies

PITCH VIDEO | INVESTOR PANEL



WE'RE
BACK
AFTER PROVING
ALLERPOPS
CORRECTS THE ROOT
CAUSE OF ALLERGIES

allerpops.com Los Alamos NM

Technology | Consumer Goods | Retail | Biotech

LEAD INVESTOR

Martin Witt Founder, Top Rank Media

I agreed to be the lead investor because 40 years of business experience has taught me to recognize that AllerPops is a unique revolutionary product and that it meets the needs of millions of people. AllerPops corrects the cause of allergies, unlike all the other remedies, medicines, treatments that merely mask the symptoms. I have suffered allergies my entire life. After trying all the remedies, that treat only the symptoms, I was left very frustrated and conceded that I will always be taking these medicines and suffer the unhealthy side effects. Then I saw Allerpops on TV, and tried it with doubt. I was surprised by it's amazing results of incredible relief. It was a game changer, and I'm still amazed. It's very liberating to be allergy free and not need to take, and pay for these costly pharmaceuticals. Allerpops do work, because they CORRECT THE CAUSE. I have jumped in and joined the team as lead investor. I deeply believe in Allerpops, Dr. Han, and the enormous potential in bringing Allerpops to this huge market. To me this event may come around once in a lifetime. I'm thankful to have this rare opportunity and share it with family and friends. I am pleased to own Allerpops and to bring this solution to millions globally who want to live allergy free.

Invested $16,000 this round

Highlights

1. 🧪 Thanks to investors, our clinical trials proved AllerPops is effective for lasting allergy relief.
2. 😀 Over ten thousand customers are satisfied with our astonishing 94.5% efficacy rate!
3. 📓 Seven patents are issued from the US & internationally, protecting both composition & method.
4. 💰AllerPops has generated more than $230K in revenue during our product development and market test.
5. 🍭50 million people in the US can suck the lollipops and get relief for months to years.
6. ☂️300 million people in the US can potentially benefit from AllerPops to prevent allergies.
7. 👷AllerPops and its partners are forming a super virtual organization ready for national marketing.

Our Team



Cliff Han Founder and CEO

Dr. Han was a biologist for 28 years and a former medical doctor. He participated in the Human Genome Project and authored more than 300 peer-reviewed publications. He is a scientist and also has the heart of an entrepreneur.

The founder and his son suffered from allergies. Being a biologist, he wanted to provide a solution and began researching the cause of airborne allergies.



Paul J. Scott CMO (Fractional)

Mr. Scott has strong branding, digital strategy, and marketing background along with 21+ years of experience in digital, branding, marketing, websites/web app technology, and advertising to advance and grow the brands and companies he works with.



Amanda Giannini CFO (Fractional)



Amanda Gianinni has 18 years of C-Level finance experience focused on venture-backed startup companies and venture capital.



Stuart Rose Advisor

Stuart Rose founded The BioScience Center in Albuquerque in 2012. A serial entrepreneur with more than four decades in the pharmaceutical manufacturing industry and a regular consultant to FDA.

AllerPops Corrects the Root Cause of Allergies

AllerPops provide safe and natural support for a balanced immune system, with expertly formulated, FDA-approved ingredients to revolutionize allergy relief by correcting the root cause of allergic rhinitis.


We Are
Liberating
Millions From
Allergies
AllerPops

The Problem


50 Million
people suffer from
allergies each year
costing $18 Billion annually in the US!

Current solutions are filled with chemicals – and they need to be taken daily. They act as a temporary fix, only masking the symptoms and completely ignoring the root cause.


Current solutions act
as a temporary fix, but
completely ignore the
root cause.
Name
Adress

Without updated allergy relief treatments, people continue to suffer from worsening symptoms and are at risk of autoimmune disorders.



 **AllerPops** feeds oral probiotics and **corrects the fundamental cause** of allergies.



The root cause of allergies is oral probiotic deficiency.

Allergies worsen if you do not have enough beneficial probiotic bacteria in your mouth. These probiotics pacify the immune system, preventing pointless attacks on harmless substances and the manifestation of symptoms.

How to use AllerPops

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Relief lasting months to years

Additional benefits include:

-Stopping/slowing progress of allergies-

-Lowering the risk of autoimmune diseases-

-Drug-free and made with FDA approved food ingredients-

-Non-pollen specific. Effective to all allergens-



AllerPops is Patent Protected

6 Patents in the US





AllerPops and associated methods have been protected by six US patents, (US Pat No.: 11,364,217, No.: 11,083,759, No.: 11,083,760, No.: 10,398,670, No.:_9,795,579, US 2019/0343900 A1, US 10,471,033 B2). In addition, we have submitted patent applications to 5 major international markets.



This year, AllerPops invested funds from their last raise to validate their efficacy through double-blind, placebo-controlled clinical trials performed by an independent clinical trial company.

The results demonstrated that: **AllerPops is effective for lasting allergy relief and safe to use.**



Check out what our customers shared about their symptom relief.



What People Are Saying




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Martin Witt
Watch on YouTube


A
The Long-Lasting Allergy Relief
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Press


Awarded 2020 Best Small Business in New Mexico
Dr. Han was recognized by New Mexico Governor Michelle Lujan Grisham

Market Opportunity


ALLERPOPS IS POISED TO DISRUPT THE
$40 BILLION
GLOBAL ALLERGY RELIEF MARKET.


50M
Americans suffer from airbone allergies.
40%
Of children suffer from allergies.
Our Industry is Primed for Growth
$18B
Spent annually in the American allergy market.
$40B
6th
Leading cause of



AllerPops is in a league of its own.



Traction

Since our last Wefunder raise, the **independent phase II clinical trial** confirmed AllerPops is **effective, safe, and corrects the root cause of allergies**. This will allow for **FDA approval and labeling**.

AllerPops has expanded our **wholesale distribution** with regional independent pharmacy partnerships and continues to **increase online sales** through the AllerPops site and Amazon.

Business Plan

AllerPops' Go-To-Market Strategy



Marketing Strategy

AllerPops' overarching market strategy is **thought-leader-based (EXPERTISE)** marketing to build AllerPops as the **leader in allergy treatment and prevention**. In doing so, they will keep a lean internal organizational structure and align with third-party services to fulfill our marketing needs in the next two years.




Social Media
Social media and email marketing.
TV Ads
New Mexico and a few selected allergy capitals.
2023
FUTURE
Book: Nothing to Sneeze At
AllerPops Prebiotic Mouthwash
AllerPups For Allergic Dogs
AllerPops Prebiotic Toothpaste
AllerPops New Flavors
Product Launches

Dr. Han often compares marketing to burning a furnace. The product and service are the structure of the furnace. **The content, story, and useful information are the fuel.**

- Frequent posts on social media are the base flame
- Influencer marketing the mid-flame
- PR-facilitated earned media exposure to the top flame with the highest temperature.

To further strengthen and enrich AllerPops' content, we will **report our clinical trial in a peer-reviewed journal**. In addition, they will **publish a book** about Dr. Han's journey of innovating AllerPops in early 2023. The title of the book is "Nothing to Sneeze at."

Allerpops will select and engage **high-performance experts in SEO, content marketing, PPC, social media, influencer marketing, and public relation** to market their expertise, product, and service.


AllerPops and their partners will form a
super virtual organization,
facilitating each other's mission through direct communication with the goal of liberating millions from allergies.

AllerPops' efforts will **geographically tilt to the top 50 US allergy capitals** that tend to be in the south, southeast, and east regions and temporally follow the allergy season progress from south to north in the spring and reverse pattern in the fall.

AllerPops will **transition from a DTC to a wholesale business model**, increasing the scalability and reach to allergy sufferers worldwide.


80% DTC - 20% Wholesale
70% Wholesale - 30% DTC

The switch to a wholesale model is expected to increase revenue over a much shorter period exponentially.

In addition, AllerPops will continue to cultivate relationships with trusted pharmacies and retailers.



Forward-looking projections are not guaranteed.

Vision

AllerPops will be using the raised funds to launch their new branding and marketing campaign (50%), scale up inventory production (25%), and complete their FDA application (5%) and others (20%).



7.5% of funds raised will go towards the Wefunder intermediary fee.



Together with our investors, we will liberate millions from the US and billions worldwide who suffer from allergies.

After all, with your ultimate support, nothing can stop us from reaching our goals.

We are the Peacemakers between allergy sufferers and mother nature!

Come and join us today to pop the allergies.

Have a question? Come to our weekly Zoom call **Thursday from 2:00 - 2:15 pm MST** here.

Reach Out: info@allerpops.com; **phone**: 505 695 4236.

Downloads

allerpopsPrimaryResearch.pdf

whiteboardWhyWeHaveAllergies.mp4

Allerpops Financial Statements and Review Report - 2020 and 2021 11.29.22.pdf